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July 5, 2007

VIA EDGAR AND ELECTRONIC

MAIL

Nicholas P. Panos

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Chicago Mercantile Exchange Holdings Inc.
Form 425 Filings made on June 22, 25 and 28, 2007
File No. 001-32650

Dear Mr. Panos:

We are writing on behalf of our client, Chicago Mercantile Exchange Holdings Inc. (“CME”), in response to your letters, dated June 27, 2007 (the “June 27 Letter”) and July 3, 2007 (the “July 3 Letter” and, together with the June 27 Letter, the “Comment Letters”), relating to CME’s Form 425 filings made on June 22, 25, and 28, 2007 in connection with CME’s proposed merger (the “Merger”) with CBOT Holdings, Inc. (“CBOT Holdings”).

For your convenience, the responses are set forth below following the text of the paragraph of the Comment Letters to which the response relates.

Nicholas P. Panos

July 5, 2007

June 27 Letter

1.	The note contained in the slide pertaining to the implied ICE stock price references a CME implied price that has not been included on the slide. Please advise us whether this graph inadvertently omitted to state the CME implied price. In addition, please briefly explain to us why this graph supports the belief that ICE’s stock price is no longer driven by the fundamentals. Please confirm the future presentations will emphasize that such illustrations represent the beliefs of CME or will disclose why such observations and findings should be accepted as fact.

Response: CME respectfully advises the Staff that the omission of the reference to the CME implied price on slide 6 of the presentation filed on June 25, 2007 was inadvertent. The note should have read “ICE implied price is based on a 1.42 exchange ratio.” CME respectfully confirms that the correct note will be included in future presentations.

CME respectfully advises the Staff that it believes the graph on slide 6 of the presentation filed on June 25, 2007 supports CME’s belief that ICE’s stock price is no longer driven by the fundamentals. The graph displays recent fluctuations in ICE’s stock price that the analysts quoted on page 6 and 7 of the presentation have attributed to the expectation that ICE would not succeed in its attempt to merge with CBOT Holdings and would itself become a takeover target. Accordingly, CME believes that the graph reflects its belief that recent increases in ICE’s stock price were based on takeover speculation rather than fundamental operating results. This belief is supported by the comments of several analysts referenced in the presentation, including the following statements:

•

“We believe that ICE’s stock has traded higher since the CME revised offer in expectation that ICE would not succeed in its bid attempt and would itself become a takeover target.” Niamh Alexander and Matthew Petricone, CIBC World Markets, Equity Research Company Update on Intercontinental Exchange, p. 2 (June 13, 2007).

•

“And while fundamentals have been decent, we are not sure they are strong enough to support the stock at current levels.” Christopher J. Allen, Bank of America Equity Research, Heads Up! Report on Chicago Mercantile Exchange Holdings, Inc., p. 1 (June 14, 2007).

•	“If it became evident ICE would win, ICE stock would fall substantially, perhaps to $135 or $140.” Aaron Lucchetti, The Wall Street Journal, Duel for

Nicholas P. Panos

July 5, 2007

CBOT’s Hand Goes On – Chicago Merc Sweetens Its Bid Again, but ICE Keeps Up Its Courtship, p. C3 (quoting Mike Vinciquerra, an analyst at BMO Capital Markets).

CME respectfully confirms that future presentations will emphasize that such illustrations represent the beliefs of CME or will disclose why such observations and findings should be accepted as fact.

2.	Each statement or assertion of opinion or belief expressed in additional soliciting material must be characterized as such and be supported on a reasonable factual basis that is self-evident, disclosed in the soliciting materials, or provided to the staff on a supplemental basis. We cite the following non-exhaustive examples of assertions that should be specifically supported or not used in future written communications:

On June 22, 2007:

•	We have a long-standing pricing strategy of providing the lowest trading fees for member liquidity providers, with discounts that significantly exceed anything offered by ICE.

On June 25, 2007, the following statements made concerning the ICE proposal:

•	Speculative synergy projections;

•	Value of ICE stock not trading on fundamentals;

•	Catastrophic integration risk; and

•	Questionable clearing and technology.

Response: Pricing strategy. CME respectfully advises the Staff the assertion made on June 22, 2007 regarding CME’s pricing policy is supported by data contained in the current fee schedule for ICE and CME’s current fee schedule and its fee schedules for the past five years. According to the fee schedules, ICE charges its members $0.70 per side on most of its futures contracts with no price adjustments for its members, while CME offers varying prices for all products and offers its members the lowest prices for each product. CME’s fee schedule also shows that CME charges significantly less than $0.70 for its futures contracts.

Nicholas P. Panos

July 5, 2007

Speculative synergy projections. CME respectfully advises the Staff that its assertion relating to the synergy projections in ICE’s proposal is supported by the following statements included in a letter to shareholders filed on Form 425 on March 23, 2007:

•

The $100 million of operational expense synergies ICE targets represent 43% of the total cost base of the combined company. In nine previous actual or proposed transactions involving exchanges from 2001 through 2006, the estimated amount of cost synergies have ranged from 4% to 19% of the total cost base of the combined company, with a median rate of 10%. ICE has not explained how it expects to achieve synergies four times higher than what others in the industry have achieved.

•

ICE’s clearing synergy estimate of $90 million doesn’t appear to take into account the significant expenses that will be necessary to handle the increased clearing volume. It also doesn’t account for CBOT’s standalone clearing alternatives.

In addition, CME believes the June 26, 2007 report of Institutional Shareholder Services (“ISS”) regarding the Merger supports its assertion. In its report on the Merger, the ISS report states that “given the higher integration and execution risk associated with a merger with ICE, ISS believes the probability of achieving these synergies are higher with CME.”

Value of ICE stock not trading on fundamentals. Please see response number 1 to the June 27 Letter above.

Catastrophic integration risk. CME respectfully advises the Staff that the assertion made on June 25, 2007 related to the integration risk of ICE’s proposal is supported by the report of CSC Consulting, Inc. (“CSC”), the independent technology consultant retained by the special transaction committee of CBOT Holdings to review ICE’s technology. As disclosed in the Definitive Proxy Statement filed on June 7, 2007, CSC concluded that, among other things, the 18-month timeframe for integration proposed by ICE was not realistic. CSC also concluded that even the 24-month timeframe assumed by CBOT Holdings’ management, while possible, was aggressive and carried risks. The CSC report also highlighted the uncertainties surrounding the further development and execution of an integration plan for the CBOT trading and clearing platforms.

CME’s assertion is further supported by the following statements made in the letter from CBOT Holdings to its members filed on June 27, 2007, in which CBOT

Nicholas P. Panos

July 5, 2007

Holdings stated that “[r]ecent history at ICE demonstrates the risk and complexity of quickly scaling a system. Since 2006, ICE has had eight platform outages that impacted its trading day and customers. We think you’ll agree that the risk to CBOT and our customers is too great for ICE to scale its system to handle CBOT volumes while developing and testing the functionality of algorithms, options, market maker and delta option protections.”

Questionable clearing and technology. CME respectfully advises the Staff that the assertion made on June 25, 2007 regarding questionable clearing and technology is supported by the CSC report. As disclosed in the Definitive Proxy Statement filed on June 7, 2007, the CSC report highlighted the uncertainties surrounding the further development and execution of an integration plan for the CBOT trading and clearing platforms. In addition, CME and CBOT Holdings stated in the Definitive Proxy Statement filed on June 7, 2007 that significant gaps exist between the current capabilities of CBOT’s trading and clearing functions, and the existing capabilities and functionality offered by ICE and NYBOT. CME’s assertion is further supported by the fact that, since 2006, ICE has had eight platform outages that impacted its trading day and customers, as described above.

CME respectfully confirms that each statement or assertion of opinion or belief expressed in additional soliciting material will be characterized as such and be supported on a reasonable factual basis that is self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis.

July 3 Letter

1.	On Slide 7 of the Proxy Materials, CME presents a calculation of the potential full value of the CME and ICE offers from a CBOT Holdings security holder’s perspective. Please advise us of the basis for CME’s projection of an additional $6.24 in value per CBOT Holdings share as a result of the planned tender offer. Specifically address for us how the $3.5 billion is allocated between CBOT Holdings security holders and CME security holders. In addition, please confirm, if true, that the tender offer is required under CME’s merger agreement or refrain for characterizing the tender as a component of the transaction upon which CBOT security holders will be voting.

Response: CME respectfully advises the Staff that the projection of an additional $6.24 per CBOT Holdings share as a result of the planned tender offer is based on CME’s belief that it is appropriate for CBOT Holdings shareholders to consider the potential to realize the difference between the proposed tender offer price and the

Nicholas P. Panos

July 5, 2007

trading price as of the date of the presentation. CME respectfully refers the Staff to the footnote to slide 7, which reminds readers that the proposed tender offer is limited to $3.5 billion. CME confirms that the tender offer will be available to all shareholders of the combined company after the Merger. CME respectfully confirms that the proposed tender offer is required to be commenced following the Merger pursuant to Section 6.18 of the merger agreement, subject to the consummation of the Merger.

2.	On Slide 7 of the Proxy Materials, CME includes $45.72 in incremental ERP upside value in its calculation of potential full value. This element of CME’s calculation fails to indicate the level of uncertainty concerning the amount of potential consideration that could be received as a result of the CBOT/CBOE litigation. Please make disclosure of this contingency in future communications.

Response: CME respectfully confirms that it will disclose the contingency related to the CBOT/CBOE litigation in future communications.

3.	Slide 13 of the Proxy Materials depicts ICE has growth opportunities limited only to over-the-counter products in the commodities market. It appears that slide 13 ignores that ICE participates fully in the futures market for foreign exchange and equity indices. In addition, we are aware the Department of Justice noted that among the reasons it approved a potential business combination between CME and CBOT Holdings was that ICE would enter into the interest rate futures market regardless of whether ICE’s bid for CBOT Holdings was successful. Please explain to us the basis upon which CME relied to exclude ICE from growth opportunities in interest rate, foreign exchange, credit and equity marketplaces. Please confirm that any future such communications will identify ICE’s current and/or future participation in all of the markets in which it competes.

Response: CME respectfully advises the Staff that, in excluding ICE from growth opportunities in interest rate, foreign exchange, credit and equity OTC marketplaces, CME relied on the fact that ICE only participates in the energy OTC market and, to the knowledge of CME, has not publicly indicated plans to enter the foreign exchange or equity OTC markets. While ICE has stated that it plans to enter the interest rate OTC market, CME believes that ICE would not have growth opportunities in the interest rate OTC market until it officially begins to participate in the related futures market.

Nicholas P. Panos

July 5, 2007

CME also relied on volume data from the World Federation of Exchanges that indicates only limited amounts of futures trading by ICE/NYBOT in the markets referenced in slide 13. According to this data, ICE/NYBOT’s 2006 equity index futures and options volume accounted for less than 0.1% of the equity index futures and options volume traded in the world, representing only 0.02% of the total equity index notional value traded on the world’s exchanges in 2006. The data also indicates that ICE/NYBOT’s 2006 foreign exchange futures and options volumes accounted for only 2.5% of the foreign exchange futures and options volume traded in the world, representing only 2.0% of the total foreign exchange notional value traded on the world’s exchanges in 2006. CME respectfully advises the Staff of its belief that ICE’s limited amount of futures trading limits ICE’s opportunities to expand into the related OTC markets.

CME respectfully advises the Staff that if it is determined that ICE participates or will participate in other markets, that fact will be identified in future communications.

* * * * *

Nicholas P. Panos

July 5, 2007

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned (312-407-0527) or Rodd M. Schreiber (312-407-0531) with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407-0411.

Very truly yours,

/s/ Susan S. Hassan

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Kathleen M. Cronin (Chicago Mercantile Exchange Holdings Inc.)
Rodd M. Schreiber (Skadden, Arps, Slate, Meagher & Flom LLP)